Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
Tel: 212.859.8000
Fax: 212.859.4000

Direct Line: 212.859.8735
Fax: 212.859.4000
michael.levitt@friedfrank.com

December 18, 2006
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CVR Energy, Inc.,
Registration Statement on Form S-1
File No. 333-133949
(the “Registration Statement”)
Dear Mr. Schwall:
This letter sets forth the response of CVR Energy, Inc. (the “Company” or “CVR Energy”) to the comment letter, dated October 26, 2006, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 2 to the Registration Statement (the “Registration Statement”). This letter is being filed with Amendment No. 2 to the Company’s Registration Statement.
      General
1.	To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document(s).
Response: The Company notes the Staff’s comment and has made corresponding changes throughout the document.
2.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Response: We will provide the Staff with copies of all artwork and graphics and accompanying captions, if any, prior to printing and distribution of the preliminary prospectus.
3.	We will process your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when a price range is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.
Response: The Company understands that the Staff will need sufficient time to process the amendment when a price range is included.
4.	Similarly, other than an estimated price range, we note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714. If the information you provide may change prior to effectiveness, include brackets to indicate this. We may have further comment upon reviewing this information.
Response: We will fill in all of the blank spaces throughout the registration statement prior to effectiveness as soon as the information is available.
5.	Please file all omitted exhibits as soon as practicable. We will need additional time to review the exhibits once they are filed. We may have further comments.
Response: The Company has included eight additional exhibits in this amendment, and filed three other exhibits in amendment number 1 to the registration statement (for which the Company has submitted a confidentiality request). The remaining exhibits will be filed when finalized.
6.	Please avoid duplicative disclosure throughout the filing. In this regard, we note the disclosure in the sections entitled Prospectus Summary, MD&A, and Business. Portions of the information are replicated in the three sections.
Response: The Company has made significant modifications to the “Prospectus Summary” in order to minimize duplicative disclosure. In particular, the Company has shortened each of the paragraphs under “Significant Milestones” and “Our Competitive Strengths” at pages 1-4 compared to pages 106-109.
7.	You make a number of qualitative and quantitative statements and your operations. For any statements you choose to retain, please provide us with third-party objective support. Examples include the bullet points under Key Market Trends on page 3 and Our Competitive Strengths on page 4 and the following statements. This list by no means intends to be all inclusive. Carefully review the entire registration statement to address this comment:

•	“Our refinery is situated approximately 80 miles from Cushing, Oklahoma, the largest crude oil trading and storage hub in the United States”;

•	“We are ... [t]he lowest cost producer and marketer of ammonia and UAN in North America”;

•	“the best existing management with highly experience new members”;

•	“As the largest fully integrated simple train UAN production facility in North America”;

•	“Increasing demand for sweet crude oils and higher incremental production of lower cost sour crude are expected to provide a cost advantage to refiners...”;

•	“The Company’s complex cracking and coking oil refinery has the capacity to produce 108,000 bpd which accounts for approximately 15% of the region’s output”;

•	“[W]e expect the Solomon complexity score to rise from 10.0 to 11.2, making the Coffeyville refinery one of the most complex mid-continent refineries”;

•	“Our refinery is one of only seven refineries located in the Coffeyville supply area within the mid-continent, a region where demand for refined products exceeded refining production by approximately 24% in 2005”;

•	“Because our plant uses pet coke, we have a significant cost advantage over other North American natural gas-based fertilizer producers”; and

•	“High capital costs, historical excess capacity and environmental regulatory requirements have limited the construction of new refineries in the United States over the past 30 years.”
Also, with respect to any studies to which you refer or might refer in support of your statements, confirm that such study is publicly available for a de minimis amount.
Response: The Company has submitted to the Staff, on a supplemental basis, a backup book which includes support for statements made throughout the registration statement, including the statements listed above, the statements under “Key Market Trends” and statements under “Our Competitive Strengths.”
Most of the third party support for statements in the Registration Statement comes from publicly available data published by the Energy Information Association (of the U.S. Department of Energy), the Food and Agriculture Organization (of the United Nations) or the International Fertilizer Industry Association or public pricing information published by Platts or Bloomberg. Some of the statements in the Registration Statement (pages 104 and 105) are supported by data provided by Blue, Johnson Associates, Inc., the leading fertilizer consulting firm in North America. Blue, Johnson Associates, Inc. has agreed to the use of this data in the Registration Statement.

8.	We note your use of technical or scientific terms throughout the filing (i.e. rack sales, buck sales, UAN, crude slate.) To the extent practicable, limit your use of such terms or if you choose to retain the terms, define them in context and include them in your Glossary.
Response: The Company has revised the disclosure throughout the document in response to the Staff’s comment. See pages 1 (rack sales, bulk sales, UAN, pet coke), 2 (crude slate optimization, throughput rate, refined products, capacity, feedstock), 3 (2-1-1 crack), 4 (yield, complexity, crack spread), 5 (throughput), 20 (catalyst), 55 (distillates, MTBE, feedstock), 56 (WTI crude oil), 58 (farm belt), 99 (reformulated gasoline), 102 (distillates), 103 (pet coke), 104 (farm belt), 107 (catalytic cracking unit, delayed coker), 109 (turnaround), 111 (modified Solomon complexity, vacuum unit), 113 (capacity utilization), 114 (rack sales and bulk sales), 117 (fluxant, slag) and 118 (corn belt, wheat belt). We have also included additional terms in the Glossary. See pages 167 to 171.
Cash Flow Swap, page 5
9.	We note your statement on page six that you use the metric “Net income adjusted for unrealized gain or loss from Cash Flow Swap” as a key indicator of business performance and that you believe it is a useful measure for investors in analyzing your business. We also your disclosure that you entered into these swaps agreements to preserve your ability to service debt and ensure an appropriate return on incremental invested capital. Please explain then, why a metric that excludes the gain or loss from the cash flow swap is a key indicator of your business performance. Additionally, please explain in detail, why you believe the disclosure of this metric is permitted by Item 10(e) of Regulation S-K.
Response: As previously discussed with the Staff, the Company believes that the metric “Net income adjusted for unrealized gain or loss from Cash Flow Swap” is a key indicator of the Company’s business performance. In particular, the Company does not believe an investor can use net income as the sole measure to evaluate the performance of the Company’s operations relative to its peers or between periods due to the very large charges to other income or other expense as a result of mark to market adjusting the unsettled position of our cash flow swap to fair market value.
The large charges may result in net income that does not completely reflect the actual operating performance of the Company’s assets. For example, in September 2006, the refinery experienced significant lost production due to a lightning strike which resulted in plant operating units being idled or rate limited and, as a result, earnings generated from plant operations were significantly impaired. Yet the Company’s income before taxes for the month of September 2006 was $98 million, of which $110 million was a gain resulting from mark to market adjustments of the unsettled positions of the cash flow swap. On the other hand, in September 2005 following the 2005 hurricane season, the refining sector and Company were experiencing record high margins as gas and distillate prices reached new levels. Yet, in September 2005 the Company recorded income before taxes of only $6 million, which included a loss resulting from mark to market adjustments of unsettled positions of the cash flow swap of $32 million.

Another example of how it is difficult for an investor to evaluate the Company’s performance using just net income can be seen by comparing net income for the nine month period ending September 30, 2005 to net income for the nine month period ending September 30, 2006. Net income increased by $371.0 million year over year of which $305.9 million was as a result of changes in unrealized gains and losses on the cash flow swap. An investor could supplementally evaluate our performance if provided Net income adjusted for unrealized loss which increased by only $65.1 million. Due in part to these impacts and the fact that the unrealized position of the cash flow swap does not impact the Company’s liquidity, lenders under the Company’s credit agreement require that the unrealized position of the cash flow swap be removed in calculating the Company’s compliance with its debt covenants. Further, changes in the unrealized position of the cash flow swap run opposite to the Company’s expected future performance; if the hedge position is positive and the Company has gains, it is expected that the Company’s future operations will decline because the Company will sell products at lower prices.
As stated in the Registration Statement, the Company entered into the cash flow swap because of requirements in its existing credit agreement and in order to seek to provide cash flow stability through a period of significant capital investment, and not to provide an appropriate return after the new assets were in operation. Under the current agreement the cash flow swap substantially terminates in June of 2009 and is completely eliminated in June 2010. Based on this, management believes it is probable that the financial impact of the item will disappear or become immaterial within the next three to four years.
Although Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items identified as non-recurring, where the nature of the charge or gain is such that it is reasonably likely to recur within two years or recurred within the prior two years, Question 8 in the Frequently Asked Questions acknowledges that “there is no per se prohibition against removing a recurring item” and states that “[w]hether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances.” The non-GAAP measure “Net income adjusted for unrealized gain or loss from Cash Flow Swap” is included to provide a meaningful performance measure by eliminating a single recurring economic event, which economic event may disappear or become immaterial in the future, consistently from all reported periods. The non-GAAP measure does not smooth net income and the Company believes the measure is permitted by Item 10(e) of Regulation S-K.
In accordance with Item 10(e) of Regulation S-K, in every place that the Company discusses “Net income adjusted for unrealized gain or loss from Cash Flow Swap” in the Registration Statement, the disclosure also includes (1) a presentation with equal or greater prominence of net income (the most directly comparable financial measure calculated in accordance with GAAP), (2) a quantitative reconciliation of the differences between the non-GAAP financial measure and net income, (3) a statement disclosing the reasons why the Company’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations and (4) a statement disclosing the additional purposes for which the Company’s management uses the non-GAAP financial measure. See pages 10-15, 44-49 and 60-62.

Our History, page 6
10.	Please discuss the business reasons for conducting the pre-IPO reorganization transactions.
Response: The pre-IPO reorganization transactions essentially involve layering in a new corporate entity, CVR Energy, below Coffeyville Acquisition LLC and above its two operating subsidiaries, so that CVR Energy becomes the parent of the two operating subsidiaries. The mergers of the two operating subsidiaries with subsidiaries of CVR Energy provide a tax free means to put an appropriate organizational structure in place to go public and give the Company the flexibility to simplify its structure in a tax efficient manner in the future if necessary.
Summary Consolidated Financial Information, page 9
11.	We note your presentation of Adjusted EBITDA which eliminates various reoccurring expenses other than interest, taxes and depreciation and amortization and which uses a title that does not clearly identify the earnings measure being used. Accordingly, it appears you will need to remove this measure from your disclosures. Refer to Item 10.e.ii.B of Regulation S-K and Questions No. 8 and 14 to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which can be located on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#ebit
Response: In response to the Staff’s comment, the Company has deleted the “Adjusted EBITDA” measure in the Summary Consolidated Financial Information and Selected Historical Consolidated Financial Data sections of the Registration Statement.
However, as previously discussed with the Staff, the Company believes that many of the components of Adjusted EBITDA provide important information to an investor and assist investors in understanding our business and financial statements. Accordingly, the Company has included tables within the Summary Consolidated Financial Information, Selected Historical Consolidated Financial Data and Results of Operations footnotes which provide supplemental data in a tabular format in order to assist investors in understanding our results of operations. See pages 13-14, 46-47 and 61.
In addition, the Company’s credit facilities contain material covenants which utilize the term “Consolidated Adjusted EBITDA” and the Company has included a discussion and reconciliation of this term in the liquidity section of Management’s Discussion and Analysis where the credit facilities are described. See pages 84-85.
12.	We note that you have presented distinct successor and predecessor periods of operating, financial and other data into “non-GAAP” combined unaudited columns although your presentation of your financial statements on a U.S. GAAP basis are segregated into distinct predecessor and successor periods. Please remove these “non-GAAP” column presentations from you financial data table and present such data in a manner reflective of your financial statements.

This comment applies to your disclosure of like information through out your filing.
Response: The Company acknowledges that the presentation of combined unaudited columns of financial data for Successor and Predecessor periods is a “non-GAAP” presentation. However, as previously discussed with the Staff, the Company believes that (1) presentation of the combined columns enables an investor to better understand the Company’s audited financial statements during the relevant periods and (2) it is meaningful to an investor, both for understanding period to period trends in the business and for comparison to peer companies, to compare results for equal periods of time as opposed to comparing results under different ownership structures.
Although the Company was acquired by one purchaser in 2004 and by a second group of purchasers in 2005, resulting in multiple audited financial statement periods of less than 12 months during those years, the underlying earnings generating business did not change through these changes in control. The Company believes the impact of the change in control can be better understood by comparing results for equal periods of time under different management control. For example, for the nine months ended September 30, 2006, a period completely within the control of the Successor, the 2-1-1 crack spread was $11.60 as compared to $11.57 for the nine months ended September 30, 2005, a period during which the company was under the control of the Immediate Predecessor a majority of the time. Although this important metric for evaluating refinery businesses was nearly the same for both periods, the Company’s refining margins improved significantly under the control of the Successor. The increase was the result of improvements discussed elsewhere in the Registration Statement, and the presentation of the Company’s performance in equal periods of time mirrors the discussion of operational improvements under the control of the Successor.
Management believes that the combined columns enhance investors’ understanding of the Company’s financial statements and provide more meaningful information by effectively showing the actual operations of the Company’s business and allowing investors to compare the development of the Company’s business from one 12-month period to the next and from one nine-month period to the next. In addition, the periods presented are consistent with those presented for other companies in the industry and give the investor the best opportunity to assess the performance of the Company as compared to its peers during periods of similar industry market fundamentals.
In order to help investors understand that the combining of the columns is comparative from year to year and period to period, we have added disclosure on page 9 to provide the reason for the combined columns and to explain which periods of time are included in the combined periods and how they mathematically equate in periods of time to the presentation in the audited and unaudited financial statements.
Risk Factors, page 18
13.	Eliminate language that mitigates the risk you present. State the risk directly and plainly. Examples include “we cannot assure,” “if other adverse conditions over which we have no control prevail,” “if we cannot maintain a reliable supply of raw materials,” “if we are unable,” “we are note able to predict the impact,” “we have no way of predicting,” “there can be no assurance,” “we cannot be certain,” “many factors beyond our control,” “we cannot predict,” “although we do not anticipate,” and “previous financial statements may not be indicative of our future performance.”
Response: The Company has revised the risk factors to remove mitigating language in response to the Staff’s comment. In addition, the Company has deleted throughout the risk factor section all of the phrases cited in the Staff’s comment. See pages 17-32.
Disruption of our ability to obtain an adequate supply of crude oil..., page 18
14.	We note that you may purchase supplies from the Middle East. Please us from which countries in the Middle East you anticipate purchasing supplies. We may have further comments.
Response: The Company does not currently anticipate purchasing crude oil from the Middle East. However, as discussed on page 17 of the Registration Statement, if the Company experiences any disruption in supplies from its current sources, the Company may need to look to alternative geographic regions as sources of crude oil supply. The Company is aware of the legal requirements involved in purchasing crude oil from certain countries. If the Company needed to purchase crude oil from the Middle East, the Company initially would consider purchasing crude oil from Saudi Arabia and Kuwait, although to date the Company has never purchased crude oil from either country or any country located in the Middle East.
Our nitrogen fertilizer plant has high fixed costs..., page 22
15.	Please identify and quantify the fixed costs associated with operating the nitrogen fertilizer plant or provide a cross-reference to a section that provides the information.
Response: In the risk factor on page 21 discussing the high fixed costs of the Company’s fertilizer plant, the Company has added a cross reference to the discussion of fixed costs included in Management’s Discussion and Analysis of Financial Condition and Results of Operations at page 58.
Our significant indebtedness may affect our ability to operate our business, page 28
16.	Please expand to discuss the fact that all of your outstanding debt is subject to floating rates and discuss any associated risks.
Response: The Company has revised the disclosure on pages 27-28 in response to the Staff’s comment.
17.	Please discuss the risks associated with a default. In this regard, we note that you obtained a waiver and consent from your lenders to replace your current cost cap remediation insurance with a carrier with acceptable credit ratings. Did you have to obtain a waiver because a default was triggered by your carrier not having acceptable credit ratings?
Response: The Company has added disclosure on page 28 to discuss the risks associated with a default under our credit agreements.
In addition, the Company was never in default under its credit agreements as a result of the credit ratings for the cost cap remediation insurance carrier having deteriorated below the approved thresholds in the credit agreements. The Company obtained a waiver of the requirement to replace the cost cap remediation insurance carrier from the lenders prior to any default under the credit agreements being triggered. Moreover, in September 2006 the Company requested permanent relief from its lenders from the requirement to provide the cost cap remediation policy as it was the Company’s view that the replacement insurance was not economical and that the attachment point likely would not be exceeded, and the Company’s lenders agreed to this request. As a result, the Company is no longer required to maintain cost cap remediation insurance. Accordingly, disclosure on page 124 of the Registration Statement has been removed to reflect this change.
Following completion of this offering, the Goldman Sachs Fund and the Kelso Funds will continue to control us..., page 32
18.	Please expand your disclosure to quantify all distributions made to Goldman Sachs Funds and the Kelso Funds and their affiliates by year and nature of the distribution for each period that financial statements are presented.
Response: The Company has revised the disclosure on page 32 in response to the Staff’s comment.
Use of Proceeds, page 37
19.	Please revise to clarify the “general corporate purpose” for which you expect to use the proceeds of this offering. Please also disclose the specific amount that you will use for each such purpose. Refer to Item 504 of Regulation S-K.
Response: The Company has revised the disclosure on page 35 in response to the Staff’s comment.
20.	We note that you intend to use a portion of the proceeds to pay outstanding debt incurred under the two credit facilities and that you incurred the debt in connection with the subsequent acquisition. Please revise to discuss in detail how the proceeds of the debt were used and disclose the amounts of debt currently outstanding.
Response: The Company has revised the disclosure on page 35 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 41
21.	Please revise your pro forma financial information to also address the registrant, CVR Energy, Inc and the “Transactions” which you refer to on page six.
Response: The Company has expanded the introductory paragraph under “Unaudited Pro Forma Condensed Consolidated Statement of Operations” on page 39 to provide clarification regarding the impact of the formation of CVR Energy and the consummation of the “Transactions” on the pro forma financial information.
22.	Expand your introductory paragraph to the pro forma financial information to include a description of the transaction and the relevant terms. Refer to Rule 11-02(b).2 of Regulation S-X.
Response: The Company has expanded the introductory paragraphs under “Unaudited Pro Forma Condensed Consolidated Statement of Operations” on page 39 to include a description of the transaction and the relevant terms as required by Rule 11-02(b).2 of Regulation S-X.
23.	Expand your introductory paragraph to the pro forma financial information to include the formation dates of the various entities to clearly identify the periods which appear to overlap between the predecessor and successor and which result from the date between when the entity was newly formed and the date the acquisition transactions were consummated.
Response: The Company has expanded the introductory paragraphs under “Unaudited Pro Forma Condensed Consolidated Statement of Operations” on page 39 to include the relevant formation date of Coffeyville Acquisition LLC and to provide clarification as to why there are overlap dates between the Immediate Predecessor and Successor financial statement periods.
24.	Please remove the combined non-GAAP information. Refer to Rule 11-02(b) (4) of Regulation S-X and Item 10(e) (1) (ii) (D) of Regulation S-K.
Response: The Company has removed the combined non-GAAP information from the pro forma financial statements. See page 40 of the Registration Statement.
25.	We note your disclosures identifying the entities involved in the acquisition of the immediate predecessor and your reference to note 1 of the financial statements regarding Leiber Holdings LLC. Given that pro forma financial statements should be presented on a stand alone basis we believe you will need to further expand you introductory discussion to explain the relevance and significance of Leiber Holdings LLC in context of the transaction.
Response: The Company has expanded the introductory paragraphs under “Unaudited Pro Forma Condensed Consolidated Statement of Operations” on page 39 to include information about Leiber Holdings LLC and why it has been excluded from the presentation.
26.	Please clarify how you are accounting for the Leiber Holding LLC transaction and support your conclusion that it is appropriate to exclude these operations from your audited financial statements, as noted in your financial statement foot note 1. Specifically identify the accounting guidance that you have relied on for this presentation and explain why your draft registered public independent accountant’s report does not opine on this entity.
Response: The Company believes that it is appropriate to exclude the operations of Leiber Holdings LLC (“Leiber”) from its audited financial statements for the following reasons:
•	The Leiber business and the Coffeyville business are unrelated. Leiber is a luxury goods manufacturer and Coffeyville is a petroleum refiner and producer and marketer of nitrogen fertilizer.

•	The management of Leiber was never the same as Coffeyville’s management.

•	The historical operations of Leiber are not relevant to an investor as they will not be included in the operations of CVR Energy.
The registered public independent accountant’s report does not opine on Leiber because the historical financial statements of the Company do not include the operations of Lieber, nor will the financial statements of CVR Energy include Leiber operations.
The Company also advises the Staff that the decision to exclude Leiber was not based on accounting guidance but rather is considered in the basis of the presentation of the financial statements.
27.	We note that you have not completed your pro forma presentation including adjustments to earnings per share. As such, we will be unable to conclude whether you have complied with the per share data information required in accordance with Rule 11-02(b).7 of Regulation S-X until such time as you provide a complete presentation.
Response: The Company will provide pro forma earnings per share information in a future pre-effective amendment once the relevant information such as the number of shares to be issued has been determined.
28.	We note that you have aggregated the pro forma adjustments within your tabular presentation. Please expand your footnote disclosures to quantify the effect of each individual adjustment within the respective footnote.
Response: The Company has disaggregated the pro forma adjustments on page 40 that were previously grouped together on the cost of goods sold and SG&A line items. The adjustments are now separately quantified on the direct operating expenses, depreciation and amortization and SG&A line items on page 40.
29.	We note that you have reported certain pro forma adjustments, as described in notes c and f to your pro forma financial statements. Based on the nature of these adjustments and the information disclosed it is unclear why these adjustments are appropriate for a pro forma presentation prepared under Article 11 of Regulation S-X. Please explain in detail whether or not these adjustments are factually supportable or directly attributable to the transaction. Refer to Rule 11-02(b) (6) of Regulation S-X.
Response: The Company believes that the pro forma adjustments described in notes c and f to the pro forma financial statements are directly attributable to the transaction. In response to the Staff’s comment, the Company has expanded the footnote disclosure in the pro forma financial statements at page 41 to explain the direct relationship of these items to the transaction.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53
Factors affecting comparability, page 55
30.	Your current disclosure appears to suggest that the impairment charge recorded in 2002 was “as a result” of the adoption of SFAS 144. This is not consistent with your related disclosure on pages 51 and F-13. Please revise your disclosure to explain clearly why the assets were tested for impairment and the conditions that resulted in the estimated fair value of those assets being less than the book value.
Response: The Company has revised the disclosure on pages 52-53 to clarify that the impairment charge was not recorded “as a result” of the adoption of SFAS 144.
Refinancing and Prior Indebtedness, page 56
31.	Please expand this discussion to describe your dividend policy at the time of the May 10, 2004 term loan was entered into and whether or not your financing facilities had any restrictions on your ability to pay dividends.
Response: The Company has expanded the discussion at pages 53-54 to describe its dividend policy at the time the May 10, 2004 term loan was entered into as well as to discuss the restrictions on its ability to pay dividends at that time.
Factors Affecting Results, page 58
32.	Please discuss any known trends or events affecting your business. In this regard, we note your general discussion of factors that might affect the pricing of feedstock, refined products, and nitrogen fertilizer. Revise to make the discussion specific to you and your operations.
Response: The Company has revised the disclosure at pages 55-59 in response to the Staff’s comment.
Petroleum Business, page 58
33.	Please discuss what you mean by the “flexibility of our current union contracts.”

Response: In response to the Staff’s comment, the Company has removed the reference to its current union contracts at page 57, as the Company believes that the terms of the contracts are not material to its overall business.
34.	Please disclose why you chose to have the crude oil you purchase pursuant to the credit intermediation agreement delivered at the Broome Station.
Response: The Company has revised the disclosure on page 57 in response to the Staff’s comment.
Results of Operations, page 61
35.	When identifying two or more factors that contributed to a material change, quantify each factor’s contribution to such change. For example, we note that manufacturing expenses on a per barrel of crude throughput basis for the six months ended June 30, 2006, increased as result of several factors. Please quantify each factor. See Section III.D of SEC Release 33-6835.
Response: The Company has made changes throughout the results of operations in order to quantify the contribution of different factors to changes in the Company’s results. See pages 64-77.
36.	Please revise this statement to specifically set forth the factors that contributed to the decrease or increase in operating income. The statement that the “increase was due to factors discussed above” is not sufficient. Provide comparable revisions in your discussion of other periods.
Response: The Company has made changes on each of pages 65, 67, 68, 70, 71 and 72 in response to this comment.
Results of Operations, page 63
37.	We note your disclosure of “gross margin measure which excludes manufacturing expenses associated with your operations. Please demonstrate why the presentation of this measure is appropriate and conforms to the requirements of Item 10(e) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has eliminated the term “gross margin excluding manufacturing expenses” and related narrative discussion from the Registration Statement.
In addition, as previously discussed with the Staff, the Company has reclassified certain line items in its income statement in order to more accurately disclose to investors the results of operations of its business. Previously, the Company’s income statement showed net sales, cost of goods sold, gross profit, SG&A, and operating income. As reclassified, the Company has eliminated the “gross profit” line item in its historical financial statements and broken out manufacturing expenses from cost of goods sold. As a result, in the Company’s income statement, the Company now shows net sales, cost of product sold (exclusive of depreciation and amortization), direct operating expenses (exclusive of depreciation and amortization), SG&A (exclusive of depreciation and amortization), depreciation and amortization and operating income. Cost of product sold includes the cost of crude oil, other feedstocks and blendstocks, purchased products for resale, and transportation and distribution costs. Direct operating expenses includes costs associated with the actual operations of the refinery, such as energy and utility costs, catalyst and chemical costs, repairs and maintenance, labor and environmental compliance costs. The Company believes that this presentation more clearly reflects and evaluates the Company’s refining results and is consistent with industry practice. The Company has reflected these changes throughout the Registration Statement in the summary historical financial information (pages 10-11), pro forma financial statements (page 40), selected historical consolidated financial data (pages 44-45) and Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 64-77).
In addition, the Company has introduced the performance measure “refining margin” into the results of operation section of the MD&A. Refining margin is calculated as the difference between net sales and cost of products sold (exclusive of depreciation and amortization). As discussed on page 56 of the Registration Statement, the “refining margin” metric is the Company’s most comparable operating metric to the industry benchmark 2-1-1 crack spread. A petroleum refiner purchases crude oil and processes the crude oil into transportation fuels such as gasoline and distillate. The spread between the price of crude oil and transportation fuel generates a refining margin from which the refiner must pay operating expenses and earn operating income. The use of refining margin as a metric is analogous to the use of net sales for many commodity industries. For many commodity industries there is an observable market price for their finished product which is the best indicator of industry strength. By contrast, a refiner has an observable spread between crude oil and transportation fuel, the 2-1-1 crack spread, which is the best indicator of industry strength. The “refining margin” metric is the most direct and comparable metric to that observable market. The Company believes that refining margin is an important measure to show to investors in evaluating the Company’s refinery performance because it provides a general indication of the amount above the Company’s cost of products that it is able to sell refined products. Each of the components used in this calculation (net sales and cost of products sold (exclusive of depreciation and amortization)) are taken directly from the Company’s statement of operations.
38.	We note your disclosure that “Farmland did not allocate income taxes to its divisions. As a result, Original Predecessor periods do not reflect any provision for income taxes.” We continue to believe that it is material to investors to know what the effect on income would have been if the Predecessor had not been eligible to be included in a consolidated income tax return with its parent. Accordingly, it appears that you need to calculate the Predecessor’s tax provision on the separate return basis or explain to investors how it was calculated with disclosure of pro forma amounts calculated using the separate return basis. Refer to questions 1 and 3 of SAB Topic 1:B.
Response: The Company supplementally advises the Staff that it does not believe that calculating a tax provision for the Original Predecessor periods on a separate return basis provides meaningful information to investors due to Farmland’s organizational structure. As a cooperative, Farmland was subject to income taxes on all income not distributed to patrons as qualified patronage refunds. Also, allocations of taxes were not made at a divisional level.
The Company also believes that it has met the requirements of providing a tax provision for the most recent year in accordance with question 3 of SAB Topic 1:B, because the historical financial statements for the 174 days ended June 23, 2005 and the 233 days ended December 31, 2005 include a provision for income taxes. The Company believes that the tax provision for these periods provides sufficient information to satisfy the most recent year requirement.
39.	Remove your discussion and presentation of the Non-GAAP combined financial information as it does not comply with Article 11 of Regulation S-X. Under Article 11 you are permitted to discuss a full income statement for the latest year-end and most recent interim period. You may include narrative discussion only of revenues and direct operating expenses for other periods on a retroactive combined basis. This comment also applies to your discussion of cash flow information.
Response: Please see the Company’s response to comment #12 above, which explains why the Company believes that presentation of combined financial information is important for an investor’s understanding of the Company’s financial statements.
Critical accounting policies, page 79
Share-Based Compensation, page 81
40.	Please expand your disclosure to address the valuation models and methods you applied in estimating fair value of compensatory units for all periods presented. Please describe the potential impact of variations in significant assumptions underlying each model.
Response: The Company has revised the disclosure on pages 79-80 to include a discussion related to the valuation models and methods that were applied in estimating the fair value of compensatory units for all periods presented.
Liquidity and Capital Resources, page 82
Debt, 82
41.	Please disclose the rate of interest for loans made under the First Lien Credit Facility prior to its amendment and restatement on June 26, 2006.
Response: The Company has revised the disclosure on page 83 in response to the Staff’s comment.
42.	Please disclose whether you are current on making the required amortization payments.
Response: The Company has revised the disclosure on pages 81-82 in response to the Staff’s comment.

43.	Please discuss in necessary detail the events that can cause a mandatory prepayment or commitment reduction under the First Lien Credit Facility.
Response: The Company has revised the disclosure on pages 83 in response to the Staff’s comment.
44.	Please disclose the customary covenants and events of default contained in the First Lien Credit Facility and the Second Lien Credit Facility.
Response: The Company has revised the disclosure on pages 84-86 in response to the Staff’s comment.
45.	We note that the First Lien Credit Facility restricts capital expenditure to certain amounts per year. Please discuss whether this limitation impacts or may impact your business operations.
Response: The Company has revised the disclosure on page 85 in response to the Staff’s comment.
Business, page 105
46.	Provide a history of the development of the company. The discussion address the information presented in the fifth through ninth paragraphs on note 1 on pages F-8 and F-9 but should be presented in manner that the average investor can understand. See Item 101(a) of Regulation S-K.
Response: The Company has revised the disclosure on page 110 in response to the Staff’s comment.
47.	We note that you own a number of trademarks, trade names, and services marks associated with your business, as noted on page 17, and that you license technology from The General Electric Company. Please discuss the importance of such intellectual rights to each of the segments in which you operate. Disclose the duration of such rights and their effect on your business. Also file as an exhibit the license agreement with The General Electric Company.
Response: The Company believes that customers primarily choose its products on the basis of cost, quality and other commercial considerations, and not merely on the basis of its name or brand. Accordingly, while the Company’s name and trademarks serve to identify the Company in the marketplace and to distinguish the Company from others, they are not otherwise material to the operations of either of the Company’s business segments. With respect to the gasification technology licensed from The General Electric Company, the Company has revised the disclosure on page 117 in response to the Staff’s comment. The Company plans to file the license agreement with The General Electric Company in a subsequent amendment.
48.	Please avoid the use of vague, general terms. Rather than referring to the “third parties,” identify the parties.

Response: The Company has revised the use of the term “third parties” on pages 111, 112, 114, 115 and 116 in response to the Staff’s comment.
49.	Please discuss the seasonality of your business. In this regard, we note your disclosure on page 24 indicating that your petroleum business’s financial results are subject to season changes.
Response: The Company has added disclosure on page 121 in response to the Staff’s comment.
Significant Plant Improvement and Capacity Expansion Projects, page 106
50.	Provide a cross-reference to a discussion of how you intend to finance these improvements and projects.
Response: The Company has revised the disclosure on page 108 in response to the Staff’s comment.
Petroleum Business, page 109
51.	Define the terms “modified Solomon complexity.”
Response: The Company has added a definition of “modified Solomon complexity” on page 111 in response to the Staff’s comment. The Company has also added “modified Solomon complexity” in the Glossary on page 169.
Environmental Matters, page 119
52.	Please discuss all, rather than some, of the federal, state, and local environmental laws that materially impact your business. In this regard, address any regulations that particularly impact the use of pet coke.
Response: The Company has reviewed the environmental disclosure and believes that the Registration Statement contains a description of all environmental laws that materially impact the business. The Company has deleted the statement in the “Environmental Matters” section of the Business section on page 121 that suggested that only some of the environmental laws are described. With respect to environmental regulations that particularly impact the use of pet coke, please note that facilities using pet coke must meet the same environmental standards as those using coal or other fossil fuels — i.e., there are no specific environmental regulations aimed at the use of pet coke. Therefore, we have not included any specific language regarding environmental standards with respect to the use of pet coke.
53.	We note the statement on page 124 indicating that you had obtained a waiver and consent from your lenders to replace the current cost cap remediation insurance carrier with a carrier with acceptable credit ratings and that you had until October 26, 2006 to replace the carrier. Please update to disclose whether you were able to replace the carrier timely. If not, please discuss the consequences of not being able to replace the carrier timely.

Response: As discussed in the Company’s response to comment #17, the Company’s lenders no longer require that the Company maintain cost cap remediation insurance. As a result, the Company has deleted the discussion of cost cap remediation insurance from the Registration Statement. See page 126.
Properties, page 126
54.	Please disclose the cost and duration of your leases.
Response: The Company has revised the disclosure on page 128 in response to the Staff’s comment.
Legal proceedings, page 126
55.	We note your disclosure that you are not party to any pending legal proceedings that you believe will have a material impact on our business. Please confirm and disclose that there are no matters existing in which the reasonably possible loss or range of loss is material, if true, or otherwise advise.
Response: The Company has revised the disclosure on page 128 in response to the Staff’s comment.
Principal and Selling Stockholders, page 137
56.	Identify the natural person(s) with the power to vote or dispose of the securities of Coffeyville Acquisition, Kelso Investment Associates VII, and KEP VI, LLC.
Response: The Company has revised the disclosure on pages 141-142 (new footnote 4) in response to the Staff’s comment. In addition, footnote 3 on page 142 to the principal and selling stockholders table identifies the natural persons with the power to vote or dispose of the securities of Kelso Investment Associates VII and KEP VI, LLC.
Certain Relationships and Related Party Transactions, page 140
57.	With respect to each of the transactions described in this section, as necessary, disclose whether the terms of the transactions were equivalent to the terms of similar transactions with unaffiliated parties.
Response: The Company has revised the disclosure on page 148 in response to the Staff’s comment.
58.	Please file as an exhibit the stock purchase agreement dated May 15, 2005.
Response: Because the stock purchase agreement, dated May 15, 2005, between Coffeyville Group Holdings, LLC and Coffeyville Acquisition LLC, does not contain any material continuing obligations of Coffeyville Acquisition LLC, the Company has concluded that the agreement is not material and therefore has not filed the agreement as an exhibit to the Registration Statement.

Underwriting, page 159
59.	Please disclose the conditions that have to be met for the underwriters to purchase the securities being offered.
Response: The Company has revised the disclosure on page 162 in response to the Staff’s comment. Once the Company selects an underwriter, it will file the form of underwriting agreement with the Commission in a subsequent amendment.
60.	Please identify prior to effectiveness all of the underwriters that will participate in the offering.
Response: The Company will identify prior to effectiveness all of the principal underwriters that will participate in the offering, in accordance with Item 508(a) of Regulation S-K.
61.	Disclose whether the underwriters have any present intent to release the lock-ups early. If so, disclose the factors to be considered in making any such determination.
Response: The Company has revised the disclosure on page 163 in response to the Staff’s comment, in anticipation of the fact that the underwriters will not have such an intention. If this is not the case, the Company will further revise the disclosure.
62.	Please disclose all of the factors to be considered in the determining the initial public offering price.
Response: The Company has revised the disclosure on page 163 in response to the Staff’s comment.
Financial Statements of the Registrant
63.	Please provide audited financial statements of the registrant, CVR Energy Inc. Refer to Rule 3-01(a) of Regulation S-X.
Response: The registrant, CVR Energy, Inc., is currently a shell company with no assets, revenue or activity to report. Until such time that the subsidiaries of Coffeyville Acquisition LLC are merged into CVR Energy’s wholly owned subsidiaries, the registrant will have no audited financial statements. The Company expects that the mergers will occur shortly before the effective date.
Financial Statements
CVR Energy, Inc, Financial Statements for the Periods Ended December 31, 2005
General
64.	Please monitor your financial information for updating requirements as provided by Rule 3-12 of Regulation S-X.

Response: The Company has included updated financial statements for the nine months ended September 30, 2006 and 2005 in the current amendment.
65.	We note that you have referred to the financial statements included in the document as those of CVR Energy, Inc. These historical financial statements are of Coffeyville Acquisition LLC, its predecessor Coffeyville Group Holdings LLC and subsidiaries and the original predecessor, defined as the former Farmland Industries Petroleum Division and one facility within the Farmland’s eight plant Nitrogen Fertilizer Manufacturing and Marketing Division. Please revise the caption and your presentation so that it refers to the entities that are represented in the historical financial statements reported.
Response: The Company believes that the caption of the financial statements is appropriate in the circumstances of this Company because following the pre-IPO reorganization transactions the historical financial statements of the registrant, CVR Energy, will be the historical financial statements of Coffeyville Acquisition LLC and subsidiaries and its predecessor, Coffeyville Group Holdings LLC and subsidiaries (excluding Leiber), and the carve-out financial statements of the former Farmland Industries, Inc. (Farmland) Petroleum Division and one facility within Farmland’s eight-plant Nitrogen Fertilizer Manufacturing and Marketing Division.
Report of Independent Registered Public Accounting Firm, page F-2
66.	We note that you have not filed an audit report for the historical financial statements of CVR Energy, Inc. and subsidiaries and its Predecessors, defined as the former Farmland Industries Petroleum Division and one facility within the Farmland’s eight plant Nitrogen Fertilizer Manufacturing and Marketing Division and Coffeyville Group Holdings LLC. Please explain to us in greater detail the specific reasons and the uncompleted transaction related to your public offering places the auditor in a position that they are unable to render and audit opinion for the historical financial position and results of CVR Energy, Inc. (CVR) and its predecessors. Please also indicate whether or not the registered public accounting firm will be in a position to issue a report prior to the registration statement being declared effective. Please include a signed audit report as required by Rule 2-02(a) (2) of Regulation S-X.
Response: CVR Energy currently is a shell company with no assets or liabilities, no revenue and no activity to report. Until the two wholly owned subsidiaries of Coffeyville Acquisition LLC are merged into wholly owned subsidiaries of CVR Energy, the historical financial statements of CVR Energy cannot be considered audited in their entirety. The Company’s registered public accounting firm cannot opine on the historical financial statements of the Company until this legal transfer has occurred.
The Company’s registered public accounting firm will be in a position to issue an audit report as soon as the mergers occur, which will occur prior to the registration statement being declared effective. A signed audit report as required by Rule 2-02(a) (2) of Regulation S-X will be provided in a pre-effective amendment before the registration statement is declared effective.

Consolidated Balance Sheet, F-3
67.	Please state the issued and outstanding number of units on the face your balance sheet for each unit category presented. Refer to Rule 5-02 of Regulation S-X.
Response: The face of the balance sheet on page F-3 has been revised to include the issued and outstanding number of units for each unit category presented.
68.	Please expand your financial statements to identify on the face of your financial statements all amounts reported for related party transactions. This comment also applies to your statement of operations. Refer to Rules 4-08(k) 5-02 and 5-03 of Regulation S-X.
Response: Although Rule 4-08(k) of Regulation S-X requires that the dollar amount of all material related party transactions be disclosed on the face of the financial statements, footnote disclosure may be acceptable if, after giving consideration to the magnitude and nature of the transaction and the relationship of the parties, prominent display of the related party transaction is not warranted.
The only material transactions the Company has entered into with a related party are the commodity derivative contracts. These transactions have been appropriately disclosed in the footnotes to the financial statements both in the derivative contracts footnote and in the related party transactions footnote. See pages F-32 to F-35 and F-50 to F-52. The Company believes that the footnote disclosure is appropriate, provides full transparency and satisfies the requirements of Regulation S-X, particularly where the related party is a subsidiary of the Company’s majority investor and not the investor itself.
Consolidated Statement of Operations, F-4
69.	Please revise your presentation to fulfill the requirement of presenting earnings per unit/share data.
Response: The Company will provide the earnings per share data for the registrant, CVR Energy, in a future amendment. This will be provided once the relevant information is available, including the number of shares to be issued, in order to calculate earnings per share in a comparable and meaningful manner.
The Company has omitted earnings per share data for the Immediate Predecessor because it operated under a different capital structure than what the Company will operate under at the time this offering is consummated and, therefore, the information is not meaningful.
The Company has omitted per share data for the Original Predecessor because, under Farmland’s cooperative structure, earnings of the Original Predecessor were distributed as patronage dividends to members and associate members based on the level of business conducted with the Original Predecessor as opposed to a common stockholder’s proportionate share of underlying equity in the Original Predecessor.

70.	We note your disclosure that Farmland was a cooperative and it was subject to tax on all income not distributed to patrons as qualified patronage refunds. Accordingly, disclose pro forma tax and EPS data on the face of historical statements for the periods identified below.
(a)	If necessary adjustments include more than adjustments for taxes, limit pro forma presentation to latest year and interim period.

(b)	If necessary adjustments include only taxes, pro forma presentation for all periods presented is encouraged, but not required.
In filings for periods subsequent to becoming taxable, pro forma presentations reflecting tax expense for earlier comparable periods should continue to be presented for periods prior to becoming taxable and for the period of change. Such pro forma presentations continue to calculate the pro forma tax expense based on statutory rates in effect for the earlier period. Refer also to paragraph 28 of SFAS 109.
Response: The Company does not believe that calculating a tax provision for the Predecessor periods on a separate return basis provides meaningful information to investors due to Farmland’s organizational structure. As a cooperative, Farmland was subject to income taxes on all income not distributed to patrons as qualified patronage refunds. Also, allocations of taxes were not made at a divisional level. In addition, the Company has presented tax data on the face of the historical income statement for periods during which it was a taxable entity including the most recent year and will provide pro forma earnings per share in a future amendment as noted in the Company’s response to comment 69.
Note 1 Organization and Nature of Business and the Acquisitions.
The Subsequent Acquisition, F-11
71.	Please remove the “non-GAAP” presentation of pro forma net income (loss) as this does not appear to be permitted by Item 10(e) (ii) C of Regulation S-K or Article 11 of Regulation S-X.
Response: The Company has removed the non-GAAP presentation on page F-11 in response to the Staff’s comment.
Principles of consolidations, page F-12
72.	Please expand your disclosure to identify the criteria used to determine whether or not an entity is consolidated.
Response: The Company has modified the disclosure at page F-12 in response to the Staff’s comment.
Revenue Recognition, page F-12

73.	Please tell us whether you enter into buy/sell arrangements. If so disclose your accounting policy. Refer to the EITF 04-13.
Response: The Company has occasionally entered into arrangements with the same party to purchase and sell refined products. In most cases, these arrangements have not been directly related to each other. Those that have been identified as such have been immaterial and have been recorded on a net basis. The Company does not believe that further disclosure is needed.
Note 4 Members’ Equity, page F-17
74.	We have noted your disclosure regarding preferred shares issued in conjunction with the original acquisition of the identified Farmland Industry Inc., operations including the time proximity of the receipt of proceeds associated with preferred unit issuances, the redistribution of preferred unit proceeds to preferred unit holders, plus a substantial rate of return to preferred unit holders through the issuance of long-term debt. Please address the following:
(a)	Expand your disclosure to identify the nature of the parties to which preferred units were issued and any other contractual arrangement or relationship these parties had with Coffeyville Group Holdings, LLC.

(b)	Summarize the terms, rights and preferences of the preferred member units in your disclosure and submit to us the designation of rights and preference agreement along with any related addendums or arrangements.

(c)	Describe to us when the financing associated with the $150 million long-term loan issued on May 10, 2004 was contemplated by management and when talks were initiated with the lender(s). Specifically identify the lenders involved and provide us a copy of this agreement.
Response: (a) In response to the Staff’s comment, the Company has revised the disclosure on page F-17 to indicate that 55,500,000 preferred units were issued to related parties. Pegasus Partners II, L.P., which held 52,500,000 preferred units, is an affiliate of Pegasus Capital Advisors, L.P. with whom Coffeyville Group Holdings, LLC entered into a management services agreement. The remaining 3,000,000 of preferred units were issued to management members, who had employment agreements with subsidiaries of Coffeyville Group Holdings, LLC.
(b) The Company supplementally advises the Staff that all terms, rights and preferences of the preferred members’ units of Coffeyville Group Holdings, LLC have been disclosed. The holders were entitled to voting rights and the benefit of a preference. The preference required that the holders of preferred units were to be distributed $63,200,000, plus a preferred yield equal to 15% per annum compounded monthly, before any distributions could be made to holders of common units. Following the payment of the preference in May 2004, the holders of the common units were to participate pro rata in all subsequent dividends or other distributions to holders of common and preferred units.

(c) Management did not focus their attention to begin considering the financing associated with the $150 million long-term loan that was issued on May 10, 2004 until early April 2004. No consideration of refinancing had occurred until lenders began contacting the Company late in March 2004. The Company was contacted by Credit Suisse First Boston (CSFB) at this time and management then directed their focus in early April 2004 on the financing in order to refinance the existing senior indebtedness at that time and certain existing subordinated indebtedness.
The Company did not enter into any negotiations or discussions with any other lenders other than CSFB who had initiated the discussions and made the first contact. The lenders to the financing as of May 10, 2004 included CSFB acting as sole bookrunner, sole lead arranger, syndication agent and documentation agent and the term agent, and Congress Financial Corporation as administrative agent. The lender to the $75 million revolving loan commitment was Congress Financial Corporation and the lender to the term loan commitment of $150 million was CSFB.
We have provided supplementally to the Staff copies of the document evidencing the preferred units and the agreement related to the May 2004 loan.
75.	Please expand your disclosures to specifically identify the nature and relationship of the parties or entities holding the preferred shares and whether management controlled those shares. Refer to SFAS 57.
Response: The Company has revised the disclosure on page F-17 in response to the Staff’s comment.
76.	We note your issuance of 11,152,941 nonvoting restricted common units valued at $3,100,000. Please describe to us your valuation model including the underlying assumptions. Specifically address how you considered the dividend rights associated with these common units in arriving at the attributed value.
Response: The valuation of the nonvoting restricted common units issued in 2004 began with the determination that the auction price paid for the assets in 2004 resulted in a purchase price and, by extension, an equity value that represented fair market value. There were significant factors in addition to the auction process that led the Company to the conclusion that the opening equity balance plus the amount borrowed as of March 3, 2004 represented the fair market value of the assets. Prior to the bankruptcy court approved sale to Coffeyville Resources, LLC (“CRL”), Farmland actively sought to sell its petroleum division, which consisted of the Company’s refinery complex and associated assets, through several initiatives taken over a number of years. Initially, before Farmland filed for bankruptcy, Deutsche Bank Alex. Brown was engaged to assist Farmland in the sale of its Petroleum Division. Subsequent to Farmland’s bankruptcy filing on May 31, 2002, Deutsche Bank Alex. Brown continued to assist Farmland in the sale of its Petroleum Division, and Farmland engaged UBS Warburg LLC to perform asset valuations and market its entire portfolio of assets.
The Company believes that, while Farmland was in bankruptcy, Deutsche Bank Alex. Brown contacted a significant number of strategic and financial buyers to solicit their interest in the purchase of the refinery. Numerous potential strategic and financial buyers then engaged in a due diligence process with respect to the refinery. At the end of the initial due diligence process,

Farmland negotiated a letter of intent with Alon USA Inc. granting Alon an exclusivity period to negotiate an agreement for the purchase of the refinery subject to a court sponsored auction process. The exclusivity period expired without Alon and Farmland entering into an agreement. After the expiration of Alon’s exclusivity period, Farmland and its financial advisors sought additional indications of interest from potential strategic and financial buyers. At this time, CRL conducted due diligence on the refinery and nitrogen fertilizer plant.
CRL ultimately entered into negotiations with Farmland and entered into an agreement to purchase the refinery and the nitrogen fertilizer plant subject to the bankruptcy court sponsored sales process. The bankruptcy sales process proceeded and allowed potential purchasers to bid separately for the refinery, the fertilizer plant or both. The Company believes that at this time the creditor committees and others attempted to identify qualified financially capable alternative bidders, including private equity firms. At the completion of the court sponsored sales process, the bankruptcy court determined that CRL had submitted the highest and best bid for the refinery and fertilizer plant. No appeal was taken from the sale order. As a result, the sale order became final, authorizing and approving the sale of the refinery and fertilizer plant to CRL. The bankruptcy court found that the sale consideration was “fair and reasonable.”
During Farmland’s bankruptcy proceeding UBS Warburg marketed the nitrogen fertilizer facility to potential strategic and financial buyers. Koch Nitrogen Company, the successful bidder for Farmland’s natural gas based nitrogen fertilizer assets in the U.S. and Trinidad, was considered to be the most logical purchaser for the nitrogen fertilizer plant. However, after extensive due diligence by Koch Nitrogen Company and another bidder prior to the bankruptcy auction, the Company’s nitrogen fertilizer facility was excluded from the bidding process by both parties. Furthermore, at the auction no separate qualified bids for the fertilizer plant were submitted.
Based on the fact that a bankruptcy court auction process was used to determine the fair market value, changes in assumptions and valuation technique are not applicable for the total value of the equity. The bankruptcy auction process resulting in the sale to CRL was comprehensive, including the use by Farmland of financial advisers, the full participation by Farmland’s creditors and oversight by the bankruptcy court, and established that the highest bid was equal to the fair value of the Coffeyville Group Holdings, LLC equity.
Having concluded the fair market value of the equity, the Company completed its determination of the value of the common shares by assessing the value of the preference and subtracting it from the total fair market value of the equity, resulting in a value of all outstanding shares, common and preferred, after the preference obligations in the then-existing LLC agreement had been satisfied.
The preferred shareholders, who contributed all of the cash into the business on the acquisition date, were entitled to a return of contributed capital plus a 15% per annum preferred yield on any outstanding unreturned contributed capital. Based on the preference, the business had to return more than 15% on the contributed capital before the common shares would have any value. Calculating the discounted cash flows of the business based on the assumptions originally included in the financing business plan, which plan was approved by Coffeyville Group

Holdings LLC’s lenders, resulted in a fair market value of the common shares, after allowing for the extinguishment of the preferences, of zero.
Variance analysis was performed showing the resulting value of common shares assuming a 25% and 50% increase in the EBITDA of the business. A 25% increase in the EBITDA, assuming the nitrogen results were held constant, would require a 5:3:2 crack spread for the five year average from 2004 through 2009 at a level which had only been sustained as a calendar year average twice in the eight years between 1996 and 2003. A 50% increase in EBITDA under the same conditions would require a 5:3:2 crack spread which had only been achieved once in the same eight year period. In recognition of the strengthening market at the time, the shares were valued based on an EBITDA forecast of 125% of the forward projections. The resulting value of the 11,152,941 common shares outstanding, which represented 15% of the total shares outstanding, after giving effect to the preference, was $3.1 million or 4.88% of the total equity value of the business, which was a value of $0.273 per share. The difference between the 4.88% of equity value and the 15.00% of shares outstanding is the impact of the discount for the preferences due to the preferred shareholders and a discount for the non-voting status of the common shares.
77.	We note your disclosure of management’s voting common units subject to redemption. Please address the following:
•	Expand your note disclosures to more fully describe the terms associated with the put and call options. In this regard we note your disclosure on page 135.

•	Provide us the agreement designating the rights, terms, and preferences associated with these units.

•	Given the put and call option terms, clarify for us how you concluded that these shares were not mandatorily redeemable.
Response: The Company has expanded the disclosure on page F-18 in response to the Staff’s comment. We have also supplementally provided to the Staff the Coffeyville Acquisition LLC limited liability company agreement which designates the rights, terms and preferences of the Coffeyville Acquisition units.
With respect to the put and call option terms, management concluded that these units are not mandatorily redeemable because the puts and calls are options exercisable at fair value with no party being compelled to exercise.
Note 7 Goodwill and Intangible Assets, page F-21
78.	Please expand your disclosure to describe the impairment method you apply when assessing goodwill for impairment. Specifically address how you define a reporting unit. Refer to paragraphs 19 and 20 of SFAS 142.
Response: The Company has revised the disclosure on pages F-14 and F-21 to F-22 in response to the Staff’s comment.

Note 16 Business Segment page F-34
79.	We note the “Other” segment includes $131.3 million of assets which is over 10% of your total assets. Please expand your disclosure to clarify the nature of these assets and how they contribute to your operations.
Response: The Company has revised the disclosure on page F-36 in response to the Staff’s comment.
Financial Statements for the Six Months Ended June 30, 2006, page F-38
General
80.	Please revise your financial statements and disclosures as necessary to comply with all applicable comments written on your financial statements for the periods ended December 31, 2005 above.
Response: The Company will revise the financial statements as necessary to comply with all applicable comments provided with respect to the December 31, 2005 financial statements.
Consolidated Balance Sheets, page F-38
81.	We note that you have reported a pro forma presentation for the Successor. In the event you intend to present pro forma balances please modify your presentation to include cross references to note disclosures and add disclosure which clearly explains the purpose of this presentation. Otherwise remove this item from your balance sheet.
Response: The Company will provide the pro forma information in a subsequent amendment when the relevant information is available that will impact the pro forma presentation. The appropriate disclosures related to the pro forma presentation will be made at that time.
Note 4 Members’ Equity, page F-44
82.	Please provide all the disclosures required by paragraph 64 of SFAS 123(R). For example, but without limitation, we were unable to locate your method of estimating the fair value of your phantom units or cash flow effects and other disclosures illustrated in paragraphs A240 and A241 of SFAS 123(R).
Response: The Company has revised the disclosure on pages F-45 to F-47 in response to the Staff’s comment.
Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735 or Stuart Gelfond at (212) 859-8272.
Sincerely,
/s/ Michael A. Levitt

Michael A. Levitt

cc:	Carmen Moncada-Terry (Securities and Exchange Commission)
Jonathan Duersch (Securities and Exchange Commission)
Jill Davis (Securities and Exchange Commission)
John J. Lipinski (CVR Energy, Inc.)
James T. Rens (CVR Energy, Inc.)
Susan Ball (CVR Energy, Inc.)
Edmund S. Gross (CVR Energy, Inc.)
Peter J. Loughran (Debevoise & Plimpton LLP)